HOLDING

RECEIVED

2007 APR -5 A 8:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, [redacted]
U.S.A.

07022265

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 01 April 2007

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
APR 11 2007
THOMSON FINANCIAL

Dr. Heiner Bendfeld

Kay Amelungse

Enclosures

(1) 15 March 2007 Press release: Hypo Real Estate Bank International AG and NIBC Bank NV complete €900 million financing for Multi Finance B.V. - a member of the Multi Corporation Group

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (CEO)
Stephan Bub, Dr. Paul Eisele,
Dr. Markus Fell, Frank Lamby

(2) 19 March 2007	Press release: Hypo Real Estate Bank International announces the signing of a flagship transaction in India – a facility for the refinancing and development of office space at Global Tech Park in Bangalore.
(3) 26 March 2006	Press release: Hypo Real Estate Bank International AG: Successful completion of a facility of up to €54 million of senior and redevelopment financing to a fund advised by JPMorgan Asset Management - Real Estate (Europe), for the acquisition and refurbishment of four office buildings in Espoo, Finland

RECEIVED

2007 APR -5 A 8:56

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press release

Hypo Real Estate Bank International AG and NIBC Bank NV complete €900 million financing for Multi Finance B.V. - a member of the Multi Corporation Group

London / Amsterdam / Munich, 15 March 2007: Hypo Real Estate Bank International AG – a member of Hypo Real Estate Group - and NIBC Bank NV announce today that they have provided €900 million of corporate debt to Multi Finance B.V. The transaction completed on 8th March 2007.

The €900 million facility, which has been provided by Hypo Real Estate Bank International and NIBC Bank on a 50/50 basis, enables Multi Corporation and their partner Morgan Stanley Real Estate to further realise their growth ambitions. It will be used towards the development of at least 130 shopping centres and inner-city regeneration and office projects. Multi is active in 20 European countries. The company's head office is in the Netherlands and it has also offices in Belgium, Bulgaria, Czech Republic, France, Germany, Greece, Hungary, Italy, Luxembourg, Poland, Portugal, Romania, Spain, Turkey, Ukraine and the United Kingdom.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said: "Hypo Real Estate Bank International is delighted to be working with NIBC to further develop its relationship with Multi Corporation and their partner Morgan Stanley Real Estate. Through this transaction we have again shown how we can develop new and innovative financing solutions to support our client's strategies."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Multi Corporation

Multi Corporation is a top tier pan-European shopping centre and office development and servicing company. Through its development subsidiary, Multi Development Corporation B.V., it aims to complete a pan-European portfolio of first class shopping centres. Post completion, Multi Corporation through Multi Asset Management, continues to be dedicated to the cities and regions where their projects are located ensuring the creation of sustainable developments and long-term profitable real estate investments.

Press release

Hypo Real Estate Bank International announces the signing of a flagship transaction in India – a facility for the refinancing and development of office space at Global Tech Park in Bangalore.

Munich/London, 19 March 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, is pleased to announce today the signing of a INR 3,800,000,000 (c. EUR 74 million) Investment and Construction Facility in India. The facility has been provided to Tanglin Development for the financing and development of 2m square feet of additional IT office space at Global Tech Park in Bangalore. The transaction completed on 9 March 2007 and first drawdown took place on 13 March 2007.

The existing Global Tech Park comprises approximately 700,000 sq.ft of office space let to a range of IT tenants. The new space will be developed on an adjacent 67 acre site which has been designated as a special Economic Zone (SEZ).

Commenting, **Frank Lamby**, Member of the Management Board of Hypo Real Estate Holding and responsible for the Segment Commercial Real Estate, said: "Hypo Real Estate Group is delighted to be able to announce this transaction in India, a key new market for us. Our pipeline in India is very strong and we will be continuing to expand our presence and capabilities in this important market."

Harin Thaker, Member of the Management Board of Hypo Real Estate Bank International AG with responsibility for India, adds: "We are proud of this landmark project and development for Tanglin Development, a leading Indian client."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press release

Hypo Real Estate Bank International AG: Successful completion of a facility of up to €54 million of senior and redevelopment financing to a fund advised by JPMorgan Asset Management - Real Estate (Europe), for the acquisition and refurbishment of four office buildings in Espoo, Finland

Munich / London / Stockholm, 26 March 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces today that it has provided a facility of up to €54 million of senior acquisition and redevelopment financing facility to a fund advised by JPMorgan Asset Management - Real Estate (Europe). The facility has been provided in connection with their acquisition of office buildings in Keilaniemi, Espoo from Neste Oil Pension Fund. The transaction closed on 23 March 2007.

Keilaniemi, Espoo near Helsinki, is a renowned commercial centre where many blue chip organisations, such as Nokia, Kone, Fortum and Microsoft, are located.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said: "We are delighted to provide the financing for this excellent office purchase and refurbishment project in Finland by JPMorgan Asset Management - Real Estate (Europe). This transaction clearly demonstrates our ability to provide structured redevelopment financing in the Nordic region."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

END

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich